UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission file number: 1-15062

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TWC SAVINGS PLAN
60 Columbus Circle
New York, New York 10023

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.
One Time Warner Center
New York, New York 10019

Financial Statements and Supplemental Schedules

TWC Savings Plan
Years Ended December 31, 2008 and 2007
with Report of Independent Registered Public Accounting Firm

TWC Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm

Administrative Committee
TWC Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TWC Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 and the schedule of delinquent participant contributions for the year ended December 31, 2008, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Charlotte, North Carolina
June 23, 2009

Ernst & Young LLP

TWC Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2008	December 31, 2007
	(In Thousands)	
Investments – at fair value:		
Time Warner Defined Contribution Plan Master Trust	**$ –**	$1,142,895
Commingled trust funds	**207,602**	–
Time Warner common stock	**119,960**	–
Other common stocks	**137,731**	–
Preferred stocks	**11**	–
Synthetic investment contracts	**187,191**	–
Mutual funds	**115,883**	–
U.S. government and agency securities	**44,798**	–
Bonds, notes and debentures	**39,370**	–
Cash, cash equivalents, and other investments	**36,892**	–
Loans to participants	**50,423**	47,094
Total investments, at fair value	**939,861**	1,189,989
Contributions receivable:		
Employer	**1,164**	1,132
Participants	**1,979**	1,977
Other assets	**5,671**	93
Total assets	**948,675**	1,193,191
Total liabilities	**24,686**	–
Net assets available for benefits, at fair value	**923,989**	1,193,191
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**2,641**	(882)
Net assets available for benefits	**$ 926,630**	$1,192,309

See accompanying notes.

TWC Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,	
	2008	**2007**
	(In Thousands)	
Net assets available for benefits at beginning of year	**$ 1,192,309**	$ 1,100,269
Changes in net assets		
Net investment (loss) gain from Time Warner Defined Contribution Plans Master Trust	**(354,355)**	12,866
Investment income, net of fees	**3,874**	–
Net realized and unrealized depreciation in the fair value of investments	**(21,038)**	–
Employing Company contributions	**63,304**	58,769
Participant contributions, including rollover contributions	**118,138**	114,360
Participant loan interest income	**3,824**	3,408
Participant withdrawals	**(94,589)**	(106,834)
Administrative expenses	**(1,448)**	(3,190)
Other income	**16,611**	12,661
Net change	**(265,679)**	92,040
Net assets available for benefits at end of year	**$ 926,630**	$ 1,192,309

See accompanying notes.

1. Description of the Plan

The following is an abbreviated description of the TWC Savings Plan (the "Plan"). More complete descriptions are provided in the Plan documents, as amended, and the summary plan description/prospectus.

The Plan is a defined contribution plan with a 401(k) feature generally covering eligible employees of Time Warner Cable Inc. ("TWCI") and certain of its subsidiaries and affiliates (each, an "Employing Company" and, collectively, the "Employing Companies"). Generally, employees eligible to participate in the Plan are non-union and certain union employees with a minimum of three continuous months of employment. Participants in the Plan begin to receive Employing Company matching contributions ("Matching Contributions") upon working not less than 1,000 hours during the 12-consecutive month period following the participant's employment commencement date; otherwise, after the first calendar year in which a participant works not less than 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Until the close of business on October 31, 2008, the Plan was a participating plan ("Participating Plan") in the Time Warner Defined Contribution Plans Master Trust (the "Master Trust"), which through such date had been maintained for collective investment of the assets of the Plan and the Time Warner Savings Plan, two qualified defined contribution plans sponsored by TWCI and Time Warner Inc. ("Time Warner"), respectively (see below).

Effective at the close of business on October 31, 2008, the Plan ceased to be a Participating Plan in the Master Trust and the Plan's net assets in the amount of $855.2 million were transferred out of the Master Trust into a new master trust established by TWCI, the Time Warner Cable Defined Contribution Plans Master Trust (the "TWCI Master Trust").

As a result of the transfer of the Plan's net assets out of the Master Trust, effective at the close of business on October 31, 2008, the Time Warner Savings Plan is the only Participating Plan in the Master Trust and the activity for the Master Trust after October 31, 2008 is reflected and reported in the Time Warner Savings Plan financial statements. As a result, for reporting purposes, the Master Trust's assets as of October 31, 2008 attributable to (a) the Time Warner Savings Plan, in the amount of $2.9 billion and (b) the Plan, in the amount of $855.2 million, are reflected as having been transferred out of the Master Trust to the Time Warner Savings Plan and the TWCI Master Trust, respectively, resulting in no reported Master Trust assets as of the close of business on October 31, 2008 (see Note 3).

1. Description of the Plan (continued)

On May 20, 2008, TWCI and certain of its subsidiaries entered into a separation agreement (the "Separation Agreement") with Time Warner and certain of its subsidiaries, the terms of which governed TWCI's separation from Time Warner on March 12, 2009 (see Note 7). Pursuant to the Separation Agreement, the parties agreed that the Master Trust would be separated with respect to the assets of the Time Warner and TWCI Participating Plans. The parties agreed to cooperate in good faith to complete the separation of the Master Trust on commercially reasonable terms and conditions, no later than the date of the separation pursuant to the Separation Agreement, taking into consideration the best interests of the participants in each plan as determined by the appropriate plan sponsor or fiduciary, including the appointment of separate trustees and the establishment of separate trust agreements.

The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity"), pursuant to the Master Trust, through October 31, 2008, and, thereafter, pursuant to the TWCI Master Trust. As of December 31, 2008, the Investment Funds consisted of four asset allocation funds, nine core actively managed funds, four core index funds and a mutual fund window (a self-directed brokerage account). Participant contributions, Matching Contributions and Rollovers (as defined below) may generally be invested in specific increments in the Investment Funds.

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of at least 2% to a maximum of 30% of a participant's eligible compensation (e.g., including base pay, overtime, shift differentials and commissions, but excluding bonuses, incentive compensation and severance), up to an annual limit prescribed by the Internal Revenue Code of 1986, as amended (the "Code").

Matching Contributions equal 66.67% on up to the first 10% (7% in the case of "highly compensated employees," as defined in the Code) of a participant's eligible compensation contributed to the Plan. Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company Contributions ("Employing Company Contributions").

Participants are also allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollovers"). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

Each participant's account is credited with his/her participant contributions, Rollovers, any Employing Company Contributions and any earnings or losses, as appropriate.

1. Description of the Plan (continued)

Participant contributions, Rollovers, and earnings thereon are fully vested. Employing Company Contributions and earnings thereon generally vest based upon a number of full years within period of service, as defined in the Plan, as follows:

Employing Company Contributions and Earnings Thereon	
Number of Full Years within Period of Service	**Vested Percentage**
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Employing Company Contributions and earnings thereon also become fully vested upon a participant's termination of service due to death or disability, attainment of age 65, or in the event of Plan termination. Forfeited contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Forfeitures for 2008 and 2007 were $1.0 million and $1.2 million, respectively. The amount of forfeited nonvested accounts as of December 31, 2008 and 2007 was $2.4 million and $1.7 million, respectively, and is reflected in the Statements of Net Assets Available for Benefits.

Under the Plan, participants may periodically transfer account balances among Investment Funds offered under the Plan (except no transfers into the Time Warner Inc. Stock Fund or the TWC Common Stock Fund are permitted at this time) and, subject to certain restrictions and penalties, withdraw amounts and/or take loans from their accounts (see Note 7). Loans are valued at their outstanding balances, which approximate fair value, and are treated as transfers between the individual Investment Funds and the participant loan fund.

Loans may be for a period of up to five years or, if for the purchase of a primary residence, a longer period of time up to 10 years as fixed by the benefits officer for repayment of the loan. Interest rates for loans originating under the Plan are fixed at the time of the loan at the prime rate plus 1%, as reported in the Wall Street Journal on the first day of the quarter in which the loan is requested. Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set under the provisions of the plan from which the original loan was requested.

1. Description of the Plan (continued)

Interest rates on outstanding participant loans as of both December 31, 2008 and 2007 ranged from 4.25% to 10.50%.

In-service withdrawals are available in certain limited circumstances, as provided under the Plan. Hardship withdrawals are allowed for participants incurring an "immediate and heavy financial need," as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Generally, on termination of service, participants will receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all Investment Funds will be paid in cash, except for benefits distributed from the Time Warner Inc. Stock Fund, which also offers shares of Time Warner common stock as a distribution election. Fractional shares are paid in cash (see Note 7).

TWCI reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of termination, the net assets of the Plan may be distributed to participants in accordance with the Plan's provisions and applicable law.

The Plan administrator is a committee (the "Administrative Committee") appointed by the board of directors of TWCI. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

On January 1, 2007, Texas and Kansas City Cable Partners, L.P. a joint venture between a subsidiary of TWCI and Comcast Corporation ("Comcast"), distributed its assets to its partners. In this distribution, TWCI and certain of its subsidiaries received certain cable systems located in Kansas City, south and west Texas and New Mexico (the "Kansas City Pool") and Comcast received certain cable systems located in Houston, Texas (the "Houston Pool"). Employees in the Kansas City Pool continue to be eligible to participate in the Plan pursuant to the terms of the Plan. Account balances of the employees in the Houston Pool were not transferred out of the Plan as part of this transaction. Employees in the Houston Pool were treated as terminated employees under the terms of the Plan and their account balances were fully vested effective January 1, 2007.

1. Description of the Plan (continued)

In the summer of 2005, Time Warner reached a settlement to resolve shareholder class action lawsuits brought on behalf of certain stockholders of Time Warner and the court granted final approval of the settlement on April 6, 2006. The Plan received $12.7 million from the initial distribution in 2007 of the settlement funds. In December 2007, individual allocations to eligible participant accounts were made, as applicable. The amount allocated to each eligible participant's account was calculated by the third-party settlement administrator according to the court-approved plan of allocation.

On September 27, 2006, the court granted final approval of a $100 million settlement to resolve the class action lawsuits involving certain ERISA matters brought on behalf of participants in the Plan, the Time Warner Savings Plan and the Time Warner Thrift Plan (which was merged into the Time Warner Savings Plan effective December 29, 2006). On October 26, 2007, the court issued an order approving certain attorneys' fees and expenses requested by plaintiffs' counsel, as well as approving certain incentive awards to the lead plaintiffs. Two of the lead plaintiffs filed an appeal on November 26, 2007 challenging the amount of their incentive awards, but the matter was remanded to the district court upon stipulation of the parties in January 2008, and resolved by order of the district court dated April 9, 2008. In November 2008, the Plan received $16.6 million from the settlement and individual allocations to eligible participant accounts were made, as applicable. The amount allocated to each eligible participant's account was calculated by the third-party settlement administrator according to the court-approved plan of allocation.

The amount reported as total liabilities in the Statements of Net Assets Available for Benefits is primarily composed of payables for security purchases for which the related assets are included in total investments.

2. Basis of Presentation and Summary of Significant Accounting Policies

The accounting records of the Plan are maintained on an accrual basis.

Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, custodial, investment advice, recordkeeping and trustee services. Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, are paid by TWCI.

2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain 2007 Master Trust amounts have been reclassified to conform to the current year presentation of other common stock investments.

As described in Financial Accounting Standards Board ("FASB") Staff Position AAG INV-1 and Statement of Position 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans* (the "FSP"), fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. Investments in the Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The FSP has no effect on the Statements of Changes in Net Assets Available for Benefits for any period presented.

On January 1, 2008, the Plan adopted the provisions of FASB Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("FAS 157"), which establishes the authoritative definition of fair value, sets out a framework for measuring fair value and expands the required disclosures about fair value measurements (see Note 4).

In October 2008, the FASB issued FASB Staff Position 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP 157-3"). FSP 157-3 clarifies the application of FAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not yet been issued.

2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

In April 2009, the FASB issued FASB Staff Position 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* ("FSP 157-4"). FSP 157-4 supersedes FSP 157-3 and amends FAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of FAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. The Plan's management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan's financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("FAS 161"). This standard applies to all derivative instruments and related hedged items accounted for under Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("FAS 133"), and requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. FAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008, with earlier application encouraged. The Plan's management is currently evaluating the effect that the provisions of FAS 161 will have, if any, on the Plan's financial statements.

3. Investments

Since November 1, 2008, the assets of the Plan are primarily held in the TWCI Master Trust. Prior to the close of business on October 31, 2008, the assets of the Plan were held in the Master Trust. Effective October 31, 2008, the Time Warner Savings Plan was the only Participating Plan in the Master Trust and, therefore, at December 31, 2008, the Time Warner Savings Plan's investments are reflected in the Time Warner Savings Plan's Statements of Net Assets Available for Benefits. The net assets available to the Participating Plans in the Master Trust at December 31, 2007 are summarized below (in thousands):

Investments, at fair value:	
Commingled trust funds	$ 1,453,120
Time Warner common stock	575,588
Other common stocks	1,056,989
Preferred stocks	1,888
Synthetic investment contracts	696,704
Mutual funds	1,198,861
U.S. government and agency securities	237,823
Bonds, notes and debentures	178,829
Cash, cash equivalents and other investments	113,722
Total investments, at fair value	5,513,524
Accrued investment income and other assets	19,493
Total assets	5,533,017
Total liabilities	114,421
Net assets available to Participating Plans, at fair value	5,418,596
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,182)
Net assets available to Participating Plans	$ 5,414,414

3. Investments (continued)

During the ten months ended October 31, 2008 and the year ended December 31, 2007, the net investment (loss) gain of the Master Trust was as follows:

	Ten Months Ended October 31, 2008	Year Ended December 31, 2007
	(In Thousands)	
Investment income, net of fees	**$ 68,979**	$ 173,256
Net realized and unrealized appreciation (depreciation) in the fair value of investments:		
Commingled trust funds	**(436,451)**	120,465
Time Warner common stock	**(216,071)**	(185,381)
Other common stocks	**(438,884)**	128,355
Preferred stocks	**(1,553)**	50
Mutual funds	**(562,499)**	(71,385)
U.S. government and agency securities	**(17,320)**	3,430
Bonds, notes and debentures	**(26,113)**	(5,215)
Cash, cash equivalents and other investments	**4,179**	(1,383)
Total net realized and unrealized depreciation in the fair value of investments	**(1,694,712)**	(11,064)
Total net investment (loss) gain	**$ (1,625,733)**	$ 162,192

The beneficial interest of the Plan in the Master Trust as of December 31, 2007 was 21.09%. The Plan has no beneficial interest in the Master Trust as of the close of business on October 31, 2008. Each Participating Plan's interest in the Master Trust's investments is based on the account balances of the plan's participants and their elected investment fund options. However, each Participating Plan's beneficial interest in the underlying investment fund options does not vary significantly from each Participating Plan's beneficial interest in the total net assets of the Master Trust.

3. Investments (continued)

The following presents investments that each represented 5% or more of the Plan's net assets at December 31, 2008:

	December 31, 2008
	(In Thousands)
Commingled trust funds:	
Barclays Global Investors Equity Index–Fund H, 2,081,886 units	**$ 60,853**
Common stock:	
Time Warner, 3,974,831 shares	**119,960**
Mutual funds:	
Dodge & Cox Stock Fund, 1,260,871 shares	**93,771**
Loans to participants	**50,423**

During the two months ended December 31, 2008, the net investment loss of the Plan was as follows:

	Two Months Ended December 31, 2008
	(In Thousands)
Investment income, net of fees	**$ 3,874**
Net realized and unrealized (depreciation) appreciation in the fair value of investments:	
Commingled trust funds	**(5,682)**
Time Warner common stock	**1,683**
Other common stocks	**(14,703)**
Preferred stocks	**498**
Mutual funds	**(5,810)**
U.S. government and agency securities	**(3,717)**
Bonds, notes and debentures	**6,686**
Cash, cash equivalents and other investments	**7**
Total net realized and unrealized depreciation in the fair value of investments	**(21,038)**
Total net investment loss	**$ (17,164)**

3. Investments (continued)

Plan investments are made in a variety of investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Capital Preservation Fund includes benefit-responsive synthetic investment contracts that are valued at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits. A synthetic investment contract is an agreement under which debt obligations (such as fixed-income asset-backed and mortgage-backed securities) are purchased and then a contract is entered into with a financial institution to provide for liquidity and an adjustable rate of return thereon (a "Wrapper") which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest (see Note 4).

The Capital Preservation Fund and the Wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the Wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:

- Complete or partial termination of the Plan;
- Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow;
- Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and
- Any early retirement program, group termination, group layoff, facility closing, or similar program.

At this time, the occurrence of these events or any event that limits the ability of the Capital Preservation Fund to transact at contract value is not probable. There was no material impact on the contract value of the Wrapper contracts in the Plan or the Master Trust as a result of the transfer of assets to the TWCI Master Trust.

3. Investments (continued)

A Wrapper issuer may terminate a Wrapper contract at any time assuming the appropriate notification is provided. In the event that the market value of the Capital Preservation Fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the Wrapper contract in place through another Wrapper provider until such time as the market value of the Capital Preservation Fund's covered assets is equal to their contract value. Plan participants will continue to receive the Capital Preservation Fund's Crediting Rate (as defined below).

The synthetic investment contracts in the Plan as of December 31, 2008 are summarized below:

	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
		(In Thousands)		
AIG Financial Products Corp.	A-	$ 46,739	$ 74	$ 656
Natixis Financial Products Inc.	A+	46,739	–	730
Rabobank International	AAA	46,739	96	590
State Street Bank	AA	46,739	65	665
All contracts in portfolio		$ 186,956	$ 235	$ 2,641

The synthetic investment contracts in the Master Trust as of December 31, 2007 are summarized below:

	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
		(In Thousands)		
AIG Financial Products Corp.	AA	$ 174,176	$ –	$ (1,046)
Natixis Financial Products Inc.	AA	174,176	–	(1,046)
Rabobank International	AAA	174,176	–	(1,045)
State Street Bank	AA	174,176	–	(1,045)
All contracts in portfolio		$ 696,704	$ –	$ (4,182)

3. Investments (continued)

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the "Crediting Rate"). The Crediting Rate is calculated daily. The Plan's Crediting Rate was 3.9% at December 31, 2008. The Master Trust's Crediting Rate was 4.9% at December 31, 2007. The average annualized yield of the Capital Preservation Fund was 4.6% and 4.9% for the year ended December 31, 2008 and 2007, respectively. The Plan's contract value spot yield was 3.9% at December 31, 2008. The Master Trust's contract value spot yield was 4.9% at December 31, 2007. The Plan's market value spot yield was 3.6% at December 31, 2008. The Master Trust's market value spot yield was 5.0% at December 31, 2007. The contract value spot yield is based on the annualized one-day earnings in the Capital Preservation Fund credited to participants on the last business day of the Plan or Master Trust year, as applicable, divided by the fair value of the Capital Preservation Fund's assets on the same date. The market value spot yield is based on the annualized income earned by the underlying securities in the Capital Preservation Fund on the last business day of the Plan or Master Trust year, as applicable, divided by the fair value of the Capital Preservation Fund's assets on the same date.

Certain investment managers of Investment Funds offered under the Plan are authorized to use derivative financial instruments, either directly or within a commingled fund structure, with established guidelines. Financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. The derivative transactions are marked-to-market; therefore, no gains or losses are deferred. All net investment activity for the two months ended December 31, 2008 is reported in the Plan's Statements of Changes in Net Assets Available for Benefits. All net investment activity for the ten months ended October 31, 2008, and the year ended December 31, 2007, is reported in the Master Trust's Statements of Changes in Net Assets Available to Participating Plans. The types of derivative financial instruments held by the Plan and the Master Trust include foreign currency contracts, swaps, futures and options. As of December 31, 2008, the Plan did not hold any investments in derivatives. As of December 31, 2007, the Master Trust held less than 1% of the total market value of its investments in derivatives.

4. Fair Value Measurement

The Plan adopted FAS 157, *Fair Value Measurements*, effective January 1, 2008. In addition, the Plan adopted FSP 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,* upon its issuance in October 2008. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). FAS 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- quoted prices for similar assets and liabilities in active markets;
- observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

4. Fair Value Measurement (continued)

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. A review of fair value hierarchy classifications will be conducted annually by the Plan's management. Changes in the observability of valuation inputs may result in a reclassification of certain Plan assets and liabilities.

The following table sets forth by level within the fair value hierarchy the Plan's investment assets as of December 31, 2008:

		Fair Value Measurements as of December 31, 2008		
Description	**Fair Value as of December 31, 2008**	**Quoted Market Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
		(In Thousands)		
Commingled trust funds	$ 207,602	$ –	$ 207,602	$ –
Time Warner common stock	119,960	119,960	–	–
Other common stocks	137,731	137,731	–	–
Preferred stocks	11	11	–	–
Synthetic investment contracts	187,191	90,591	96,600	–
Mutual funds	115,883	93,771	22,112	–
U.S. government and agency securities	44,798	2,950	41,848	–
Bonds, notes and debentures	39,370	–	39,370	–
Cash, cash equivalents and other investments	36,892	18,021	18,871	–
Loans to participants	50,423	–	–	50,423
Total investments	$ 939,861	$ 463,035	$ 426,403	$ 50,423

4. Fair Value Measurement (continued)

The table below sets forth a summary of changes in the fair value for the Plan's Level 3 assets for the year ended December 31, 2008:

	Participant Loans
	(In Thousands)
Balance, beginning of year	$ 47,094
Purchases, sales, issuances and settlements	3,329
Balance, end of year	$ 50,423

The following is a description of the valuation methodologies used for assets measured at fair value.

Investments are recorded by the Plan, and, through October 31, 2008, were recorded by the Master Trust, on a trade date basis at fair value. Investments in securities and mutual funds that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the reporting period. Investments in commingled trust funds are valued at unit values as reported to Fidelity by each fund company managing such trusts. The fair value of the benefit-responsive synthetic investment contracts is calculated by discounting the related cash-flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. The fair value of the securities underlying the synthetic investment contracts in the Plan was $187.0 million as of December 31, 2008. The fair value of the securities underlying the synthetic investment contracts in the Master Trust was $696.7 million as of December 31, 2007. As of December 31, 2008 and 2007, there were no reserves against contract values for credit risk of contract issuers or otherwise.

5. Transactions with Parties-in-Interest

Under the terms of the Plan, during the periods covered by these financial statements, TWCI was required to contribute only cash for the Employing Company Contributions to the Plan, and purchases of Time Warner common stock were made on the open market (see Note 7).

6. Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated December 13, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan has been amended. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Subsequent Events

On March 12, 2009, Time Warner disposed of all of its shares of TWCI common stock pursuant to the Separation Agreement for the purpose of separating TWCI from Time Warner (the "Time Warner Separation"). As a result, TWCI is no longer a subsidiary of Time Warner. The Time Warner Separation was effected as a pro rata dividend of all shares of TWCI common stock held by Time Warner in a spin-off (the "Distribution") to Time Warner stockholders. Time Warner stockholders received 0.08367 share of TWCI common stock for each share of Time Warner common stock held at March 12, 2009, the record date for the Distribution. As a result of the Distribution, the Plan received 0.8 million shares of TWCI common stock, which were credited to eligible plan participants' accounts in the TWC Common Stock Fund, a new Investment Fund created for such purpose in connection with the Time Warner Separation. As of the date of these financial statements, new investments under the Plan in the TWC Common Stock Fund (other than the reinvestment of dividends) are not permitted and participants may elect to have distributions from the TWC Common Stock Fund made in TWCI common stock. The board of directors of TWCI has approved the opening of the TWC Common Stock Fund to new investment, subject to prior review by an independent fiduciary.

In connection with the Time Warner Separation, as of March 13, 2009, the Time Warner Inc. Stock Fund available under the Plan was frozen for new investments therein other than the reinvestment of dividends.

Effective March 27, 2009, Time Warner implemented a 1-for-3 reverse stock split of Time Warner common stock. The reverse stock split is reflected in the financial statements and notes thereto.

8. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2008 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan's net assets available for benefits and changes in net assets available for benefits between the financial statements and the Form 5500.

	December 31,	
	2008	**2007**
Net assets available for benefits per the financial statements	**$ 926,630,137**	$ 1,192,309,270
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	**(2,641,408)**	882,069
Net assets per the Form 5500	**$ 923,988,729**	$ 1,193,191,339

	Year Ended December 31, 2008
Net investment loss from the Plan and the Master Trust per the financial statements	**$ (371,519,067)**
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	**(882,069)**
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	**(2,641,408)**
Net investment loss from the Plan and the Master Trust per the Form 5500	**$ (375,042,544)**

Supplemental Schedules

EIN: #84-1496755
Plan: #019

TWC Savings Plan

Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions

December 31, 2008

Date	Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions
March 2008	$ 20,234	$ 20,234
June 2008	$ 11,536	$ 11,536

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2008

Shares or Unites	Description of Investment	Current Value
	Commingled Trust Funds	
5,025,527	Alliance Bernstein International Style Blend Collective Trust	$ 37,339,662
3,044,503	Barclays Global Investors EAFE Equity Index - Fund T	30,893,022
2,081,886	Barclays Global Investors Equity Index - Fund H	60,853,497
663,871	Barclays Global Investors Extended Equity - Market Fund K	17,366,872
1,863,283	Barclays Global Investors US Debt Index - Fund T	26,812,645
3,602,959	Wellington Trust Collective Investment Fund II Growth (Series 2)	34,336,202
	Total Commingled Trust Funds	**207,601,900**
3,974,831	**Time Warner Common Stock***	**119,960,390**
	Other Common Stocks	
1,518	3M CO	87,346
22,300	AAR CORP	410,543
50,014	ACI WORLDWIDE INC	795,223
19,100	ACTUANT CORP CL A	363,282
74,628	AECOM TECHNOLOGY CORP	2,293,318
21,300	AEGEAN MARINE PETROLEUM	361,248
74,303	AES CORP	612,257
20,865	AETNA INC	594,653
10,021	AFFILIATED MANAGERS GRP	420,080
200	AGILENT TECHNOLOGIES INC	3,126
12,100	ALBEMARLE CORP	269,830
25,164	ALLEGHENY TECH INC	642,437
2,700	ALLSTATE CORPORATION	88,452
6,928	AMAZON.COM INC	355,268
3,894	AMERICAN EXPRESS CO	72,234
5,785	AMGEN INC	334,084
10,962	APPLE INC	935,607
3,812	ARCH CAPITAL GROUP LTD	267,221
45,800	ARES CAPITAL CORP	289,914
8,665	ASSURANT INC	259,950
2,700	ASTEC INDUSTRIES INC	84,591
3,086	AT&T INC	87,951
26,405	ATHENAHEALTH INC	993,356
17,000	ATHEROS COMM INC	243,270

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Other Common Stocks (continued)	
125,528	ATMEL CORP	$ 392,903
14,900	ATWOOD OCEANICS INC	227,672
17,900	AVOCENT CORP	320,589
4,268	AVON PRODUCTS INC	102,560
4,205	BANK OF AMERICA CORPORATION	$59,206
3,300	BANKRATE INC	125,400
59,200	BARE ESCENTUALS INC	309,616
16,600	BLACKBAUD INC	224,100
17,541	BLACKROCK INC	2,353,125
18,901	BLUE NILE INC	462,885
1,650	BOEING CO	70,406
20,441	BORGWARNER INC	445,001
66,100	BRIGHTPOINT INC	287,535
36,960	BROADRIDGE FINANCIAL SOL	463,478
16,768	CA INC	310,711
98,929	CANAD NATL RAIL CO (USD)	3,636,630
2,474	CAPITAL ONE FIN CORP	78,896
24,988	CAPLEASE INC	43,229
36,115	CAREER EDUCATION CORP	647,903
19,300	CARRIZO OIL & GAS INC	310,730
9,204	CARTERS INC	177,269
15,000	CATALYST HEALTH SOLUTIONS	365,250
45,891	CENTURY ALUMINUM COMPANY	458,910
11,000	CEPHEID INC	114,180
2,750	CHESAPEAKE ENERGY CORP	44,468
16,950	CISCO SYSTEMS INC	276,285
33,126	CITIGROUP INC	222,275
101,040	CITRIX SYSTEMS INC	2,381,513
47,086	CITY NATIONAL CORP	2,293,088
100	CME GROUP INC	20,811
23,161	COINSTAR INC	451,871
2,444	COMMERCE BANCSHARES INC	107,414
4,814	COMMERCIAL VEHICLE GROUP	4,477
29,400	COMMVAULT SYSTEMS INC	394,254
90,571	COMVERSE TECHNOLOGY INC	566,974

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Other Common Stocks (continued)	
25,665	CONCHO RESOURCES INC	$ 585,675
9,600	CONCUR TECHNOLOGIES INC	315,072
1,700	CONOCOPHILLIPS	88,060
40,053	COOPER COMPANIES INC	657,670
5,200	CORE LABORATORIES NV	311,272
8,800	CORRECTIONS OF AMERICA	143,968
139,349	COSTCO WHOLESALE CORP	7,315,823
39,410	CROWN CASTLE INTL CORP	692,828
1,400	DEERE & CO	53,648
63,938	DENBURY RESOURCES INC	698,203
14,116	DIAMOND OFFSHORE DRILLING	831,997
14,200	DRIL-QUIP INC	291,242
62,567	DUFF & PHELPS CORP	1,196,281
13,007	DUPONT FABROS TECH INC	26,924
37,865	EASTMAN KODAK CO	249,152
25,750	EBAY INC	359,470
8,976	ELECTRONIC ARTS INC	143,975
8,313	EMC CORP	87,037
37,374	EMPLOYERS HOLDINGS INC	616,671
35,050	ENERGY CONVERSION DEVICES	883,611
4,700	EQUINIX INC	249,993
84,843	EURONET WORLDWIDE INC	985,027
425	EXELON CORP	23,634
28,400	FCSTONE GROUP INC	125,812
12,409	FIRST AMERICAN CORP CALIF	358,496
6,012	FIRST NIAGARA FINL GROUP	97,214
6,114	FIRSTMERIT CORP	125,887
5,700	FLOWERS FOODS INC	138,852
5,200	FTI CONSULTING INC	232,336
15,700	GENERAL CABLE CORP DEL	277,733
19,164	GENERAL ELECTRIC CO	310,457
6,000	GENOPTIX INC	204,480
13,200	GEO GROUP INC	237,996
64,448	GILEAD SCIENCES INC	3,295,871
43,986	GOLDMAN SACHS GROUP INC	3,711,979

Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Other Common Stocks (continued)	
860	GOOGLE INC A	$ 264,579
1,300	GREENHILL & CO INC	90,701
9,136	HANOVER INSURANCE GROUP	392,574
104,101	HEINEKEN HOLDING NV	2,967,464
34,934	HENRY (JACK) & ASSOC INC	678,069
45,900	HERCULES OFFSHORE INC	218,025
7,554	HEWLETT-PACKARD CO	274,135
17,200	HIBBETT SPORTS INC	270,212
209,308	HOME DEPOT INC	4,818,270
18,900	ICON PLC ADR	372,141
106,087	ICONIX BRAND GROUP INC	1,037,531
21,600	INFORMATICA CORP	296,568
33,300	INNERWORKINGS INC	218,115
29,600	INTERLINE BRANDS INC	314,648
3,696	INTL BUS MACH CORP	311,055
12,400	INVESTMENT TECH GROUP INC	281,728
7,100	ITC HLDGS CORP	310,128
51,873	J CREW GROUP INC	632,851
124,642	JEFFERIES GROUP INC	1,752,467
177,236	JPMORGAN CHASE & CO	5,588,251
78,448	KEY ENERGY SERVICES INC	345,956
13,000	LADISH INC	180,050
158,674	LAS VEGAS SANDS CORP	940,937
6,264	LIBERTY GLOBAL INC CL A	99,723
23,046	LIBERTY GLOBAL INC CL C	349,838
23,200	LIFE TIME FITNESS INC	300,440
60,013	LIONS GATE ENTERMENT CORP	330,072
142,285	LIVE NATION INC	816,716
34,800	LKQ CORP	405,768
31,300	MACROVISION SOLUTIONS	395,945
14,331	MAGELLAN HLTH SVCS INC	561,202
7,329	MARTIN MARIETTA MATERIALS	711,499
46,748	MASTERCARD INC CL A	6,681,692
2,959	MERCK & CO INC	89,954
18,828	MERRILL LYNCH & CO INC	219,158

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Other Common Stocks (continued)	
20,587	MI DEVELOPMENTS CL A W/I	$ 153,579
21,100	MICROSEMI CORP	266,704
4,436	MICROSOFT CORP	86,236
7,900	MIDDLEBY CORP	215,433
18,600	MOBILE MINI INC	268,212
159,191	MONEYGRAM INTL INC	160,783
58,938	MONSANTO CO NEW	4,146,288
35,200	MORGANS HOTEL GROUP	164,032
11,159	NBTY INC	174,638
2,528	NUCOR CORP	116,794
7,615	NYSE EURONEXT	208,499
10,700	OLD DOMINION FREIGHT LINE	304,522
26,900	OMNITURE INC	286,216
19,766	PEABODY ENERGY CORP	449,677
4,000	PEDIATRIX MEDICAL GROUP	126,800
5,800	PENN VIRGINIA CORP.	150,684
7,244	PENNEY (J.C.) CO INC	142,707
105,404	PEOPLES UNITED FIN INC	1,879,353
400	PEPSICO INC	21,908
20,932	PERRIGO CO (USA)	676,313
10,100	PETSMART INC	186,345
25,300	PHASE FORWARD INC	316,756
11,500	PROGRESS SOFTWARE CORP	221,490
200	PRUDENTIAL FINANCIAL INC	6,052
15,700	PSS WORLD MEDICAL INC	295,474
10,000	PSYCHIATRIC SOLUTIONS INC	278,500
17,300	QUEST SOFTWARE INC	217,807
63,172	RAYTHEON CO	3,224,299
5,500	REINSURANCE GROUP OF AMER	235,510
252,077	SAKS INC	1,104,097
43,681	SCIENTIFIC GAMES CL A	766,165
6,854	SEARS HOLDINGS CORP	266,415
11,500	SELECTIVE INSURANCE GROUP	263,695
80,253	SOLUTIA INC	361,139
65,664	ST JOE COMPANY	1,596,948

Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Other Common Stocks (continued)	
30,370	STARWOOD HTLS & RESRT WRL	$ 543,623
6,233	STATE STREET CORP	245,144
79,776	SUNTRUST BANKS INC	2,356,583
25,500	TESSERA TECHNOLOGIES INC	302,940
14,776	TEXAS INSTRUMENTS INC	229,324
19,479	TIMKEN CO	382,373
29,500	TWEEN BRANDS INC	127,440
24,285	UNITEDHEALTH GROUP INC	645,981
139,273	US BANCORP DEL	3,483,218
24,600	UTI WORLDWIDE INC	352,764
68,523	VAIL RESORTS INC	1,822,712
8,400	VARIAN SEMICONDCT EQP ASS	152,208
13,500	VCA ANTECH INC	268,380
86,026	VESTAS WIND SYSTEMS AS	4,899,582
79,381	VISA INC CL A	4,163,533
12,300	WASTE CONNECTIONS INC	388,311
220,556	WELLS FARGO & CO	6,501,991
24,090	WENDYS/ ARBYS GROUP INC	119,005
13,800	WRIGHT MED GROUP INC	281,934
37,277	WYNN RESORTS LTD	1,575,326
25,211	YAHOO INC	307,574
7,384	ZIONS BANCORP	180,982
	Total Other Common Stocks	**137,730,661**
	Preferred Stocks	
400	FNMA 7/10YR CMT+237.5 PFD	300
8,000	FNMA 8.25% PFD S	6,640
11,000	FREDDIE MAC 8.375% PREF	4,290
	Total Preferred Stocks	**11,230**
	Synthetic Investment Contracts	
8,774,774	COLCHESTER STREET TRUST MONEY MARKET PORTFOLIO CLASS I	8,774,774
202,000	ANZ NATL INTL 6.2 7/19/13 144A	201,187
142,000	AT&T WIRELESS 7.875% 3/01/11	150,732

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
152,000	AT&T WIRE GLBL 8.125 5/1/12 DT	$ 165,058
158,000	AXA FINL INC 7.75% 8/01/10	162,452
791,000	ABCMT 07-A2 A2 5% 3/13	610,278
318,000	ABCMT 07-B2 B 5.5% 6/20/13	159,534
239,000	AMERICA MOVIL 4.125 3/1/09	243,326
56,612	AMCAR 04-DF A4 3.43 7/11	51,093
170,322	AMCAR 05-CF A4 4.63 6/12	148,985
19,000	AMCAR 06-1 B 5.2 3/11	18,663
115,000	AMCAR 06-1 C 5.28 11/11	102,915
68,000	APART 07-1 B 5.35% 3/11	51,232
42,000	APART 07-1 C 5.43 7/11	30,183
144,000	APART 07-2M A3A 5.22% 4/10	121,752
209,000	AMCAR 06-BG A4 5.21% 9/13	162,535
494,000	AMGEN INC GLBL 4% 11/18/09	495,953
84,928	ARSI 04-W11 M2 1ML+70 11/34	46,918
153,000	AVON PRODUCTS 4.8% 3/01/13	148,505
103,000	BB&T CORP GLBL 6.5% 8/01/11	107,045
123,000	BHP BILLITON 5.125% 3/29/12	117,301
140,000	BALTIMORE G&E 6.125% 7/01/13	133,942
65,950	BACM 00-2 A2 7.1975 9/32	66,078
205,106	BACM 05-1 A3 4.877% 11/42	193,238
115,756	BACM 2003-2 A2 4.342 3/41	111,980
235,645	BACM 05-3 A2 CSTR 7/43	217,157
2,222,492	BACM 05-3 XP CSTR 7/43	$21,376
111,244	BACM 04-4 A3 4.128% 7/42	109,540
44,285	BACM 05-4 A1 4.432 7/45	43,501
1,204,507	BACM 05-4 XP CSTR 7/45	6,609
155,349	BACM 05-5 A1 4.716 8/10	151,187
4,573,593	BACM 05-5 XP CSTR 10/45	12,407
430,277	BACM 05-6 A1 5.001 9/47	419,147
78,123	BOAMS 04-J 2A1 CSTR 11/34	63,586
168,660	BOAMS 05-E 2A7 CSTR 6/35	94,871
4,001,856	BACM 06-6 XP CSTR 10/45	55,778
40,973	BACM 2006-4 A1 CSTR 5/11	39,292
6,775,249	BACM 2006-4 XP CSTR 7/46	91,311

Shares or Unites	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
71,237	BACM 06-5 A1 5.185% 7/11	$ 67,590
2,609,514	BACM 2006-5 XP .832% 9/47	49,360
756,000	BANKAMER 7.8% 2/15/10 GLBL	796,829
43,000	BANK OF NEW YORK 4.95 1/14/11	44,596
182,000	BANK NY MELLO GLB 4.95 11/12	186,280
177,000	BANK ONE CORP 7.875% 8/01/10	191,330
299,000	BOIT 04-B2 B2 4.37% 4/12	264,446
185,000	BNK OF TOKYO MIT GL8.4 4/15/10	195,251
90,739	BSCMS 05-PWR9 A1 4.498 9/42	88,692
110,108	BSCMS 05-T20 A1 4.94% 10/42	108,219
101,933	BSCMS 2006-T22 A1 CSTR 4/38	98,706
172,248	BSCMS 2006-PW12 A2 5.688 9/38	146,433
2,391,425	BSCMS 06-PW13 X2 CSTR 9/41	35,418
187,911	BSCMS 06-T24 A1 CSTR 10/41	175,745
2,247,339	BSCMS 2006-T24 X2 CSTR 10/41	32,326
9,134,742	BSCMS 06-PW14 X2 CSTR 12/38	199,195
189,821	BSCMS 07-PW17 A1 5.282% 6/50	173,677
7,568,540	BSCMS 2007-PW15 X2 CSTR 2/44	92,975
6,942,360	BSCMS 07-T26 X2 CSTR 1/12/45	37,296
84,000	BEAR STEARNS CO INC 5.35% 2/12	84,288
231,000	BEAR STEARNS CO 4.245% 1/7/10	228,726
47,000	BEAR STEARNS 5.85% 7/19/10	48,715
81,802	BSCMS 2007-T28 A1 5.422% 9/42	75,209
21,586,617	BSCMS 07-T28 X2 CSTR 9/42	168,022
141,000	BELLSOUTH GLBL 4.2% 9/15/09 DT	143,297
268,000	BRITISH G STEP 12/10 DT	276,719
162,019	CD 06-CD2 A1 5.3020 1/46	156,559
305,023	CITEC 06-VT2 A4 5.05% 4/20/14	295,901
64,593	CNH 05-B B 4.57 7/12	56,260
632,773	COMM 05-C6 A2 CSTR 6/44	589,576
2,383,846	COMM 05-C6 XP CSTR 6/44	10,562
151,000	CNH 06-B B 5.36% 6/13	109,513
42,720	CPS 06-C A3 5.14% 1/11	40,948
127,000	CPS 07-B A3 5.47% 11/11	111,612
107,999	CPS 2007-C A3 5.45 5/12 144A	91,460

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
98,000	CWHL 05-HYB3 2A6B CSTR 6/35	$ 39,739
126,000	CARAT 07-1 B 5.15% 9/12	88,744
61,000	CARAT 07-SN1 B 5.52% 3/15/11	39,800
36,000	CARAT 07-SN1 C 5.73% 3/15/11	25,292
60,000	CARAT 06-1 B 5.26 10/10	57,525
189,609	CARAT 2006-SN1A A4A 5.32% 3/10	187,103
92,886	COAFT 05-BSS C 4.48 12/10	91,097
315,660	COAFT 05-C A4A 4.71 6/12	268,313
189,000	COMET 04-B6 B6 4.155 7/12	166,993
202,000	COMET 2006-A6 A6 5.3 2/14	182,814
1,264,000	COMET 07-B3 B3 5.05% 3/13	973,477
384,000	COMET 07-B5 B5 5.4% 5/13	288,814
445,000	COPAR 06-1 B 5.13 1/13	390,522
134,000	COPAR 06-2 A4 4.94% 7/12	128,404
120,000	COPAR 2007-1 B1 5.76% 12/13	101,451
557,000	CARGILL INC 6.375% 6/12 144A	545,306
16,909	CFAT 2006-A A3 5.57% 5/10	16,922
468,000	CFAT 2006-A A4 5.62% 8/11	468,427
7,580,872	CD 06-CD3 XP CSTR 10/48	113,373
126,301	CMAOT 06-B B 5.24 % 4/14	120,396
231,000	CITIGROUP 6.5% 1/18/11	238,812
410,000	CITIGROUP 5.125% 2/14/11	408,153
471,000	CITIGROUP INC 5.3% 10/17/12	459,046
797,000	CCCIT 06-B2 B2 5.15% 3/11	789,824
520,000	CCCIT 07-B2 B2 5% 4/12	437,053
419,000	CCCIT 07-A5 A5 5.5% 6/12	408,250
388,000	CCCIT 07-B6 B6 5% 11/12	294,081
188,075	CMLTI 2004-UST1 A4 CSTR 8/34	147,871
81,894	CWCI 07-C2 A1 CSTR 9/11	76,099
104,312	COMM 06-C8 A1 5.11% 12/46	100,747
9,207,918	COMM 06-C8 XP CSTR 12/46	140,512
1,160,894	COMM 05-LP5 XP CSTR 5/43	7,995
96,426	GCCFC 2006-GG7 A1 5.7435% 7/38	93,811
88,108	GCCFC 07-GG9 A1 5.233% 03/39	83,289
11,050,483	GCCFC 07-GG11 XP .48% 12/49	159,125

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
134,000	CONSTELATION EN 6.125% 9/01/09	$ 135,347
92,000	COUNTRYWIDE MTN 4.125% 9/15/09	92,039
437,000	COVIDIEN INT 5.15% 10/15/10	440,516
104,000	COVIDIEN INT GLB 5.45% 10/12	102,947
15,844	CPS 2006-B A3 5.73% 6/16	15,874
214,449	CPS 06-D A3 5.157% 05/11	204,553
323,000	CPS 06-D A4 5.115% 08/13	244,979
595,000	CREDIT SUISSE NY 5% 5/15/13	576,448
113,413	CSFB 2002-CP5 A1 4.106 12/35	105,696
109,636	CSFB 03-C5 A3 4.429% 12/36	103,333
83,721	CSFB 04-C1 A3 4.321 1/37	79,381
60,678	CSMC 07-C3 A1 CSTR 6/39	56,953
355,778	CSMC 06-C5 A1 5.297 12/39	339,779
5,584,180	CSMC 06-C5 ASP CSTR 12/39	125,226
11,633,066	CSMC 06-C4 ASP CSTR 9/39	226,133
61,940	CSMC 07-C1 A1 5.227 2/40	58,394
9,768,320	CSMC 07-C1 ASP CSTR 2/40	141,208
51,824	CSMC 07-C2 A1 5.237 1/49	48,557
622,000	DBS BK LTD 5.125/VAR 5/17 144A	569,793
563,000	DAIMLERCHRYSLER 5.75% 8/10/09	549,054
378,000	DCAT 06-A B 5.14 9/12	334,604
230,000	DCAT 2006-C B 5.11% 4/13	185,675
120,000	JOHN DEERE CAP 4.875% 3/16/09	122,096
469,000	DEUTSCHE TEL 5.375% 3/23/11	470,805
175,000	DIAGEO CPTL GLB 5.2 1/30/13	176,020
408,000	DONNELLEY RR 3.75% 4/1/09	404,100
100,717	DRVT 2006-A A3 5.501% 11/11	90,980
79,000	DUPONT 5% 1/15/13	81,536
207,000	DUPONT EI NEMOUR 5% 7/15/13	212,644
316,000	EDP FINANCE BV5.375 11/12 144A	293,375
85,000	ERP OPERAT LP 5.5% 10/1/12	68,387
31,000	ENCANA CORP 4.6% 8/15/09	31,044
407,000	ENEL FIN INTL 5.7% 1/15/13144A	385,390
200,000	EXELON GEN GLBL 6.95% 6/15/11	194,758
3,037	FHLM ARM 4.889% 3/33 #847126	3,100

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
190,571	FHLM ARM 4.69% 11/35 #1B2428	$ 192,908
15,293	FHLM ARM 4.314% 12/34 #1B2670	15,434
120,244	FHLM ARM 4.22% 2/35 #1B2747	121,572
75,881	FHLM ARM 4.63% 3/35 #1B2811	77,033
105,709	FHLM ARM 4.49% 4/35 #1B2869	106,952
8,614	FHLM ARM 4.497% 6/35 #1B2907	8,800
30,917	FHLM ARM 4.68% 1/36 #847584	31,163
28,497	FHLM ARM 5.084% 8/35 #1J0005	28,909
621,981	FHLG 15YR 5.00% 3/19 #G13052	644,372
24,295	FHLM ARM 4.55% 2/35 #1G0068	24,531
41,831	FHLM ARM 4.401% 2/35 #1G0103	42,112
18,476	FHLM ARM 4.37% 3/35 #1G0125	18,633
14,919	FHLM ARM 4.444% 3/35 #1G0133	15,037
10,843	FHLM ARM 4.504% 3/35 #1G0145	10,929
70,984	FHLM ARM 4.941% 11/35 #1J1228	72,716
66,115	FHLM ARM 5.26% 1/36 #1J1274	67,807
136,934	FHLM ARM 5.88% 4/36 #1J1279	140,052
88,993	FHLM ARM 4.93% 9/35 #1K1215	90,179
24,072	FHLM ARM 5.78% 10/35 #1N0063	24,538
106,612	FHLM ARM 5.37% 12/35 #1N0106	108,545
101,843	FHLM ARM 5.62% 12/35 #1N0117	101,506
108,837	FHLM ARM 5.775% 1/37 #1N1446	110,758
46,728	FHLM ARM 5.87% 1/36 #1H2593	47,668
53,665	FHLM ARM 5.15% 8/36 #1B7241	54,909
190,055	FHLM ARM 5.85% 1/36 #1G1803	194,390
50,523	FHLM ARM 5.34% 6/35 #1L0097	51,359
107,138	FHLM ARM 4.83% 11/35 #1Q0166	108,366
224,172	FHLG 15YR 5.50% 4/18 #G11389	232,467
36,062	FHR 2290 C 6 2/31	37,095
62,637	FHR 2313 C 6 5/31	64,758
45,426	FHR 2417 EH 6% 2/17	47,152
77,400	FHR 2394 KD 6% 12/16	80,398
8,541	FHLM ARM 4.441% 2/34 #781229	8,443
69,805	FHLM ARM 4.30% 11/34 #782877	69,806
16,512	FHLM ARM 4.232% 1/35 #782988	16,379

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
66,046	FHLM ARM 4.60% 2/35 #783028	$ 66,441
16,231	FHLM ARM 4.434% 2/35 #783032	16,170
7,274	FHLM ARM 4.307% 3/35 #783067	7,215
112,726	FHLM ARM 4.42% 4/35 #783096	113,389
133,742	FHLM ARM 4.74% 4/35 #783104	135,022
3,828,000	FNMA DN 0% 9/25/09	3,812,443
610,000	FNMA 5 10/15/11	672,802
17,196	FNMA 20YR 5.50% 10/22 #254522	17,734
14	FNMA 15YR 7.00% 7/09 #289090	14
1,461	FNMA 15YR 7.00% 3/12 #349639	1,493
2,521	FNMA 15YR 7.00% 5/15 #495848	2,632
5,015	FNMA 15YR 7.00% 1/16 #535662	5,239
10,752	FNMA ARM 4.305% 8/33 #555696	10,638
74,439	FNMA ARM 4.38% 7/33 #555702	75,140
44,290	FNMA ARM 4.428% 7/36 #555923	44,101
4,244	FNMA 15YR 7.00% 3/17 #633169	4,451
65,937	FNR 2002-56 MC 5.5% 9/17	67,696
72,435	FHR 2508 UL 5 12/16	74,142
229,664	FNR 03-83 TH 4.5% 11/16	235,707
175,788	FNR 03-123 AB 4 10/16	177,549
9,885	FNR 2004-3 BA 4% 7/17	9,980
85,602	FHR 2626 NA 5 6/23	87,364
86,566	FHR 2667 PC 3.8% 1/18	87,329
105,933	FHR 2677 LC 4.5 6/15	107,282
235,645	FHR 2763 PD 4.5 12/17	241,569
147,267	FHR 2786 GA 4 8/17	148,831
362,439	FHR 2780 QD 4.5 3/18	372,224
114,378	FHR 2970 YA 5% 9/18	117,221
212,492	FHR 3077 GA 4.5% 8/19	216,505
3,294,000	FNMA 3.625% 2/12/13	3,532,207
3,746,000	FNMA 3.625% 8/15/11	4,021,674
236,314	FNMA ARM 4.14% 4/33 #688960	236,574
3,909	FNMA ARM 4.318% 3/33 #694530	3,948
11,382	FNMA ARM 4.801% 2/33 #695019	11,371
4,611	FNMA ARM 4.292% 3/33 #701296	4,670

Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
1,284	FNMA ARM 3.984% 5/33 #703915	$ 1,300
1,325	FNMA ARM 4.079% 4/33 #708221	1,344
159,094	FNMA ARM 4.57% 6/33 #712321	161,590
104,270	FNMA ARM 4.564% 4/33 #713937	104,530
9,220	FNMA ARM 5.12% 1/34 #725109	9,162
24,585	FNMA ARM 4.862% 9/34 #725855	24,852
11,659	FNMA ARM 4.832% 8/34 #725858	11,622
92,940	FNMA ARM 4.409% 10/34 #725968	93,704
262,044	FNMA 15YR 4.00% 9/18 #734729	266,913
18,751	FNMA ARM 5.229% 8/33 #735030	18,866
1,848	FNMA ARM 4.115% 2/35 #735343	1,868
8,800	FNMA 15YR 7.00% 11/18 #735420	8,895
5,850	FNMA ARM 4.319% 5/35 #735538	6,019
66,241	FNMA ARM 4.66% 7/35 #735942	67,147
31,892	FNMA ARM 4.898% 10/35 #745060	32,145
64,977	FNMA ARM 5.01% 11/35 #745124	66,038
104,806	FNMA ARM 5.51% 4/36 #745672	106,907
86,149	FNMA ARM 5.45% 5/36 #745676	87,736
68,406	FNMA ARM 4.64% 9/35 #745773	69,023
82,554	FNMA ARM 5.541% 11/36 #745972	83,677
11,274	FNMA ARM 3.753% 10/33 #746320	11,273
6,580	FNMA ARM 4.055% 10/18 #749296	6,654
6,294	FNMA ARM 4.358% 10/33 #754672	6,296
17,992	FNMA ARM 3.752% 10/33 #755148	17,867
87,821	FNMA ARM 4.321% 2/35 #773246	88,490
48,821	FNMA ARM 4.38% 3/35 #773264	49,235
14,582	FNMA ARM 4.455% 3/35 #773281	14,724
10,254	FNMA 15YR 7.00% 8/14 #783427	10,687
17,387	FNMA ARM 4.351 1/35 #783580	17,555
31,975	FNMA ARM 4.499% 3/35 #783587	32,106
48,120	FNMA ARM 4.876% 7/34 #785318	48,625
33,799	FNMA ARM 4.85% 8/34 #790089	33,958
193,689	FNMA ARM 4.81% 9/34 #790759	195,317
13,500	FNMA ARM 5.106% 9/34 #790762	13,585
61,364	FNMA ARM 4.82% 8/34 #793420	62,144

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
36,324	FNMA ARM 4.83% 9/34 #794244	$ 36,627
28,228	FNMA ARM 4.82% 9/34 #794465	28,455
75,267	FNMA ARM 4.74% 10/34 #794794	75,467
45,588	FNMA ARM 4.96% 8/34 #796988	45,765
17,672	FNMA ARM 4.202% 1/35 #797418	17,782
25,658	FNMA ARM 4.67% 11/34 #799727	25,733
36,155	FNMA ARM 4.85% 11/34 #799812	36,417
20,036	FNMA ARM 4.825% 12/34 #800297	20,153
8,743	FNMA ARM 4.845% 12/34 #800335	8,795
172,289	FNMA ARM 5.00% 9/34 #801341	173,262
7,818	FNMA ARM 5.05% 7/34 #801635	7,863
30,661	FNMA ARM 4.513% 12/34 #802695	30,925
6,271	FNMA ARM 4.118% 1/35 #807221	6,393
137,255	FNMA ARM 4.5% 2/35 #809429	138,516
107,269	FNMA ARM 4.38% 2/35 #809593	108,252
24,042	FNMA ARM 4.625% 2/35 #809931	24,304
5,511	FNMA ARM 4.57% 2/35 #811803	5,617
95,102	FNMA ARM 4.85% 1/35 #813844	95,812
5,294	FNMA ARM 4.293% 3/35 #815586	5,269
26,835	FNMA ARM 4.75% 5/35 #815626	27,143
2,106	FNMA ARM 4.653% 3/35 #816322	2,121
3,133	FNMA ARM 4.372% 4/35 #820407	3,199
8,012	FNMA ARM 4.5% 5/35 #820996	8,165
25,733	FNMA ARM 4.575% 7/35 #822002	26,150
29,298	FNMA ARM 5.12% 6/35 #823810	29,962
73,703	FNMA ARM 4.96% 6/35 #825388	74,868
36,879	FNMA ARM 4.796% 8/35 #825485	37,477
256,017	FNMA ARM 4.58% 7/35 #826362	259,378
13,229	FNMA ARM 4.302% 1/35 #827592	13,091
37,748	FNMA ARM 5.10% 5/35 #827782	37,836
22,976	FNMA ARM 4.520% 8/35 #829603	22,851
30,578	FNMA ARM 5.203% 6/35 #830605	30,710
26,607	FNMA ARM 4.555% 7/35 #832099	27,071
473,942	FNMA ARM 4.71% 8/35 #834548	482,644
109,993	FNMA ARM 4.68% 7/35 #834571	111,465

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
5,387	FNMA ARM 5.344% 7/35 #834917	$ 5,403
179,851	FNMA ARM 5.04% 7/35 #834931	182,716
80,835	FNMA ARM 5.101% 7/35 #841837	81,638
14,609	FNMA ARM 5.349% 12/34 #843013	14,722
4,870	FNMA ARM 5.280% 3/35 #843014	4,923
256,496	FNMA ARM 5.16% 9/35 #843021	261,249
399,205	FNMA ARM 5.15% 9/35 #843028	406,605
100,687	FNMA ARM 4.69% 11/35 #844061	102,073
105,887	FNMA ARM 5.23% 12/35 #846701	107,761
30,837	FNMA ARM 4.893% 10/35 #847787	31,297
113,059	FNMA ARM 5.32% 1/36 #850852	116,001
16,953	FNMA ARM 5.409% 2/36 #865319	17,021
98,160	FNMA ARM 5.839% 1/36 #879146	100,404
69,739	FNMA ARM 5.40% 11/35 #879153	71,084
43,153	FNMA ARM 5.80% 3/36 #881670	44,238
161,127	FNMA ARM 5.79% 3/36 #881956	165,007
13,237	FNMA ARM 6.25% 6/36 #886983	13,417
224,085	FNMA ARM 4.56% 5/35 #888115	226,940
154,799	FNMA ARM 4.86% 7/35 #888382	157,397
323,062	FNMA ARM 5.07% 9/36 #888398	327,346
559,575	FNMA 15YR 4.50% 12/18 #888889	577,107
103,589	FNMA ARM 4.36% 10/37 #889704	104,918
95,964	FNMA ARM 5.08% 9/36 #889945	97,110
120,993	FNMA ARM 4.21% 5/35 #889946	120,295
184,874	FNMA ARM 5.57% 5/36 #891228	190,169
40,218	FNMA ARM 5.53% 5/36 #896468	41,090
76,499	FNMA ARM 5.50% 5/36 #896475	78,867
1,340,756	FNMA ARM 4.90% 2/36 #995015	1,361,725
220,672	FNMA ARM 4.59% 7/35 #995016	223,401
158,407	FNMA ARM 4.30% 2/35 #995017	160,194
946,253	FNMA ARM 4.987% #995269	957,282
235,810	FNMA ARM 4.785% 2/36 #995271	239,551
14,846	FNMA ARM 4.898% 5/35 #995272	15,018
65,304	FNMA ARM 4.58% 7/35 #995273	65,880
3,669	FNMA ARM 4.765% 1/34 #995274	3,709

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
227,000	FLEETBOSTON FIN 7.375% 12/1/09	$ 232,818
205,000	FORDO 2006-B B 5.43% 2/12	143,995
37,000	FRNK 06-1 B1 5.14% 7/14	30,270
132,000	FRNK 07-1 B 5.13 2/15	99,366
356,000	GEMNT 07-1 B 4.95% 3/13	249,983
1,268,000	GEMNT 2007-3 A2 5.4% 6/13	941,363
378,000	GEMNT 2007-3 B 5.49% 6/13	265,522
6,117,014	GECMC 07-C1 XP CSTR 12/49	47,886
72,966	GMACC 04-C2 A2 CSTR 8/38	70,150
1,034,640	GMACC 05-C1 X2 CSTR 5/43	13,287
2,527,340	GMACC 06-C1 XP CSTR 11/45	12,959
80,247	GSR 05-AR2 2A1 CSTR 4/35	64,068
2,938	GSALT 05-1 B 4.62 11/13	2,859
167,000	GE CAP CP MTN 7.5% 6/15/09	170,206
183,000	GEN ELEC CAP GLB 4.25 9/13/10	185,980
609,000	GE CAP 5.2% 2/01/11	629,995
241,000	GLAXOSMTH KLINE 4.85% 5/15/13	243,230
4,069	GNR 02-35 C CSTR 10/23	4,143
18,121	GPMH 01-1 IA 1ML+34 4/32	17,787
169,011	GCCFC 03-C1 A2 3.285% 7/35	161,358
159,090	GCCFC 04-GG1 A4 4.755 6/36	155,051
327,000	GSALT 07-1 A3 5.39% 12/11	319,624
213,000	HAT 2006-2 A4 5.67% 6/13	204,738
443,000	HOUSEHOLD FIN CO 4.75% 5/15/09	445,524
317,000	HOUSEHOLD MTN 4.125% 11/16/09	315,717
191,000	HAT 05-2 A4 4.55 7/12	185,755
147,095	HAT 07-1 A3 5.3% 11/11/11	147,180
226,076	HAT 07-1 A4 5.33% 11/18/13	215,658
2,724	HART 05-A C 4.22 2/12	2,626
10,704	HART 06-1 B 5.29 11/12	10,500
14,084	HART 06-1 C 5.34 11/12	13,855
78,000	HART 2006-B C 5.25% 5/13	73,174
655,000	JP MORGAN CS GLB6.75 2/1/11 DT	689,910
83,000	JPMORGAN CHAS 4.891/VAR 9/15	84,751
399,000	JPMORGAN CHASE 4.75% 5/1/13	396,880

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
68,177	JPMCC 2001-C1 A2 5.464 10/35	$ 67,415
233,253	JPMCC 04-CB9 A2 CSTR 6/41	220,297
6,236,321	JPMCC 05-LDP4 X2 CSTR 10/42	36,804
121,961	JPMCC 2006-LDP9 A1 CSTR 5/47	115,613
58,185	JPMCC 07-LDP10 A-1 5.122% 1/49	54,753
92,105	JPMCC 07-LDP10 BS CSTR 5/49	17,917
39,474	JPMCC 07-LDP10 CS CSTR 5/49	6,890
136,000	JACKSON NATL 5.375% 5/8/13 144	123,982
243,000	JPMRT 2006-A A4 5.14% 12/14	232,382
92,000	KEYSPAN CORP 7.625% 11/15/10	96,685
30,000	KRAFT FOODS 4.125% 11/12/09	30,214
316,000	KRAFT FOODS INC 5.625% 8/11/10	324,323
51,039	LBUBS 07-C1 A1 CSTR 2/15/40	48,453
1,299,017	LBUBS 07-C1 XCP CSTR 2/40 IO	21,889
82,003	LBUBS 2006-C6 A1 5.23 9/39	78,099
36,398	LBUBS 2006-C7 A1 5.279 11/38	34,501
46,195	LBUBS 07-C2 A1 5.226 2/40	43,716
5,733,554	LBUBS 07-C2 XCP CSTR 2/40	99,147
152,313	LBUBS 00-C3 A2 7.95 1/10	153,644
73,945	LBUBS 00-C5 A2 6.51 12/26	73,097
473,443	LBUBS 2000-C5 E 7.29% 12/32	431,677
113,636	LBUBS 2001-C3 B 6.512 6/36	110,748
113,636	LBUBS 04-C6 A2 4.187% 8/29	111,739
4,214,876	LBUBS 02-C7 XCP CSTR 1/36	41,291
7,779,490	LBUBS 04-C1 XCP 1.0542 1/17/2034	112,974
7,131,109	LBUBS 05-C5 XCP CSTR 9/40	72,734
7,914,030	LBUBS 05-C7 XCP CSTR 11/40	44,756
7,024,002	LBUBS 206-C1A XCP CSTR 2/41	69,689
64,781	LBUBS 2006-C3 A1 5.478 3/39	62,797
268,000	MILT 05-1 B 5.02 7/12	231,023
142,000	MBNA CAPITAL 8.278% 12/01/26	118,829
51,896	MLCFC 07-6 A1 5.175% 3/12/51	49,186
13,948,028	MLCFC 2006-4 XP CSTR 12/49	298,969
519,000	MANUFTRS & TRD 3.85/VAR 4/1/13	415,956
211,000	AMERITECH CAP 6.25% 5/18/09 EC	221,603

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
68,001	MVCOT 06-2A A 5.417% 10/28	$ 48,679
16,105	MALT 04-3 3A1 6 4/34	12,632
108,000	MERRILL LYN CO 6.15% 4/25/13	108,234
153,000	MERRILL LYN MTN 4.125% 1/15/09	155,845
383,702	MLMT 04-MKB1 A2 4.353% 2/42	370,732
498,141	MLMT 05-MKB2 XP CSTR 9/42	3,036
1,014,080	MLMT 05-MCP1 XP CSTR 6/43	16,494
301,434	MLMT 06-C1 A3 CSTR 5/39	229,734
694,000	MET LIFE GLBL 4.5% 5/5/10 144A	670,634
301,000	MET LIFE GBL 3ML+75 6/25/10144	270,518
288,000	MIDAMERICAN ENRG 5.65% 7/15/12	295,980
82,160	MLCFC 07-8 A1 4.622% 8/49	75,428
62,000	MONUMENTAL GLBL 5.5% 4/13 144A	59,145
100,000	MSTDW GLBL 6.75% 4/15/11	99,818
93,607	MSC 2004-T15 A1 4.13 6/41	93,382
54,600	MSC 04-HQ3 A2 4.05 1/41	52,092
1,111,079	MSC 05-HQ5 X2 CSTR 1/42	6,801
528,674	MSC 06-T21 A1 4.925 10/52	496,426
27,304	MSDWC 01-PPM A3 6.54% 2/31	26,182
61,815	MSC 2006-T23 A1 5.682% 8/41	59,047
206,880	MSC 2006-HQ9 A1 5.49% 7/44	196,932
5,039,893	MSC 2006-HQ10 X2 CSTR 11/41	73,783
87,755	MSC 2007-HQ11 A1 CSTR 2/44	82,440
88,942	MSC 07-IQ13 A1 5.05% 3/44	82,087
404,000	NCSLT 2007-2 AIO 6.7% 7/12	86,030
1,457,000	NCSLT 2006-2 AIO 6% 8/11	147,157
71,770	NCSLT 05-1 AIO 6.75% 12/09	4,611
98,086	NCSLT 05-2 AIO 7.73 3/12	8,838
346,889	NCSLT 06-1 A-IO 5.5 4/11	35,007
683,000	NCSLT 2006-3 AIO 7.1% 1/12	124,411
468,000	NCSLT 06-4 AIO 6.35% 02/12	83,565
555,000	NCSLT 2007-1 AIO 7.27% 4/12	111,739
87,512	NAVOT 05-A A4 4.43 1/14	83,917
289,000	NYLIFE GLB4.65% 5/9/13 144A	281,204
510,000	NALT 2006-A A4 5.1% 7/12	500,296

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
587,000	NORD 07-1A A 4.92 5/13 144A	$ 500,234
365,000	NC ST 5 4/1/11	393,959
55,000	NORTHERN TRUST CO 5.5% 8/15/13	57,632
206,000	NEF 05-1 A5 4.74 10/45	141,596
83,000	NSTAR 8% 2/15/10	87,780
63,705	ONYX 05-B A4 4.34% 5/12	57,436
112,000	ORACLE CORP 5% 1/15/11	117,604
36,000	ORIX CORP 5.48% 11/22/11	27,260
196,000	PECO ENERGY MTN 5.6% 10/15/13	198,314
104,600	PERF 05-2 A1 4.85 6/11	105,031
510,000	PNC FUNDING CORP 4.5 3/10/10	513,108
170,000	PACIFIC GAS & ELEC 6.25% 12/13	177,063
244,018	PPSI 04-WWF1 M2 1ML+68 2/35	144,055
29,904	PPSI 04-WWFI M3 1ML+74 2/35	12,354
470,000	PA GO 5.125% 1/15/15 PRE	518,637
176,000	PHILIP MOR 4.875% 5/16/13	177,576
837,000	P&G INTL SCA 5.3% 7/6/09 144A	873,202
4,835	RAMP 04-SL2 A1I 6.5 10/16	4,195
27,418	GMACM 05-AR5 1A1 CSTR 9/35	22,588
409,000	RIO TINTO FIN 5.875% 7/15/13	338,055
54,000	SBC COMM GLBL 6.25 3/15/11	56,208
329,000	SBC COMM GLBL 4.125 9/15/09	334,344
68,000	SBC COMM GLBL 5.3 11/15/10	69,581
165,541	SBM7 00-C3 A2 6.592 12/33	163,415
159,602	SBM7 00-C1 A2 7.52 12/09	160,271
200,000	SANTANDER 5.805/VAR 6/20/16	152,355
287,000	SANWA BANK LTD NY 7.4% 6/15/11	291,962
299,000	SCOTLAND INTL 7.7% 8/15/10144A	308,088
142,000	SEMPRA ENERGY 7.95% 3/01/10	147,268
39,000	SEMPRA ENERGY 4.75 5/15/09	38,752
146,000	SIMON PROPERTY 5.3% 5/30/13	109,815
101,249	LLL 1997-LLI D 7.15 10/34	100,238
6,034	SASC 04-GEL1 A 1ML+36 2/34	2,657
239,000	TELEFONOS MEXICO 4.75% 1/27/10	245,959
292,000	TRANSCAPIT 5.67% 3/5/14 144A	194,446

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
348,000	TAROT 2006-C A4 5.31% 5/13	$ 232,102
94,343	TAROT 2006-B A3 5.41% 8/11	91,963
167,000	TAROT 2006-B A4 5.52% 11/12	130,503
270,000	HCARD 07-1 B 5.53% 6/12	211,137
311,000	UNCREDIT LUX 5.584/VAR 1/13/17	179,154
159,000	US BANCORP 4.5 7/29/10	161,489
139,000	US BANCORP MTN 5.3% 4/28/09	140,722
627,300	USTN 4.875% 5/31/11	692,292
4,115,800	USTN 5.125% 6/30/11	4,555,938
2,881,400	USTN 4.625% 8/31/11	3,212,694
12,153,100	USTN 4.5% 4/30/12	13,553,224
6,410,500	USTN 4.625% 7/31/12	7,310,346
9,934,000	USTN 2.75% 2/28/13	10,706,686
3,221,300	USTN 2.5% 3/31/13	3,434,008
880,400	USTN TII .625% 4/15/13	861,279
5,614,100	USTN 3.125% 9/30/13	6,102,348
1,048,000	USTN 2.75% 10/31/13	1,119,064
4,070,000	USTN 3.75% 11/15/18	4,627,178
8,346,000	USTN 1.25% 11/30/10	8,444,807
15,460,000	USTN 2% 11/30/13	15,888,184
1,068,000	USTN 1.75% 11/15/11	1,094,788
2,774,000	USTN 1.5% 12/31/13	2,767,828
6,189,000	USTN 1.125% 12/15/11	6,219,811
234,000	UNITEDHEALTH GRP 3.75 2/10/09	237,487
106,000	UNITEDHEALTH GRP 4.125 8/15/09	106,003
472,000	UNITED HLTH 5.125% 11/15/10	463,832
214,000	VERIZON COM INC 5.25% 4/15/13	217,190
140,000	VERIZON GLBL 7.25% 12/1/10	147,616
170,000	VERIZON NE GLB 6.5% 9/15/11 DT	172,009
678,000	VODAFONE GRP 7.75% 2/15/10 DT	712,777
91,000	VODAFONE GRP PLC 5.5% 6/15/11	90,918
22,715	VWALT 2006-A A3 5.5% 9/09	22,761
98,671	WAMU 2003-AR10 A7 CSTR 10/33	62,660
184,210	WAMU 05-AR16 1A3 CSTR 12/35	105,167
740,809	WBCMT 05-C22 A1 4.98 12/44	724,856

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
81,339	WBCMT 05-C16 APB 4.692% 10/41	$ 63,808
65,983	WBCMT 03-C6 A2 4.498 8/35	63,473
133,728	WBCMT 03-C7 A1 4.241 10/35	127,721
344,496	WBCMT 03-C8 A3 4.445% 11/35	328,185
94,497	WBCMT 04-C11 A3 4.719 1/41	88,855
287,080	WBCMT 04-C14 A2 4.368 8/41	279,739
435,405	WBCMT 2004-C15 A2 4.039 10/41	422,958
82,602	WALOT 06-1 A-3 5.1 7/11	81,014
118,000	WALOT 06-1B 5.15% 7/12	109,726
272,000	WALOT 06-1 C 5.22% 11/12	245,234
127,000	WALOT 06-1 A-4 5.08% 4/12	125,292
211,000	WALOT 06-2 B 5.29% 6/12	198,085
99,000	WALOT 06-2 C 5.34% 10/12	61,542
545,000	WACHOVIA CORP 6.15% 3/15/09	554,042
279,000	WALOT 07-1 B 5.38% 7/20/12	241,700
194,000	WALOT 07-1 C 5.45% 10/22/12	115,823
490,727	WBCMT 06-C29 A1 5.121% 11/48	466,533
81,819	WBCMT 07-C30 A1 5.031% 12/43	77,386
6,045,260	WBCMT 2007-C30 XP CSTR 12/43	95,273
549,041	WMMNT 2007-B1 B1 4.95% 3/14	412,989
311,004	WMMNT 2007-A4A A4 5.2% 10/14	240,192
12,712	WAMMS 04-RA2 2A 7% 7/33	11,654
181,000	WASHINGTON REIT 5.95% 6/15/11	130,892
785,000	WELLS FARGO 4.2% 1/15/10	802,639
286,246	WFMBS 05-AR4 2A2 CSTR 4/35	221,282
141,829	WFMBS 05-AR2 2A2 4.57% 3/35	108,470
59,538	WFMBS 05-AR10 2A2 CSTR 6/35	45,546
55,192	WFMBS 05-AR12 2A6 CSTR 7/35	42,077
85,345	WESTO 05-3 A4 4.39 5/13	84,690
51,000	WESTO 05-3 B 4.50 5/13	48,981
66,000	WESTO 05-3 C 4.54 5/13	60,089
	Synthetic "Wrapper"	235,149
	Total Synthetic Investment Contracts	**187,190,163**

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Mutual Funds	
	Fidelity Brokerage Link*	$ 22,112,051
1,260,871	Dodge & Cox Stock Fund	93,770,979
	Total Mutual Funds	**115,883,030**
	U.S. Government and Agency Securities	
	United States Treasury Notes	
50,000	USTN 1.125% 12/15/11	50,223
6,000	USTN 1.5% 12/31/13	5,986
182,000	USTN 2.5% 7/15/16	194,204
470,000	USTN 4.75% 5/31/12	526,070
773,000	USTN TII 1.75% 1/15/28	737,423
143,000	USTN TII 1.875% 7-15-15	150,513
136,000	USTN TII 2% 1/15/16	142,696
133,000	USTN TII 2.375% 1/15/25	150,615
203,000	USTN TII 2.625% 7/15/17	217,656
	Total United States Treasury Notes	**2,175,386**
	United States Treasury Bonds	
6,000	USTB 4.75% 2/15/37	8,361
182,000	USTB 5.375% 2/15/31	250,079
325,000	USTB 6.375% 8/15/27	475,617
27,000	USTB 8.875% 8/15/17	40,194
	Total United States Treasury Bonds	**774,251**
	Federal Agency Obligations	
	Federal National Mortgage Association	
179,000	FNMA 3% 7/12/10	184,491
9,000,000	FNMA 5.00% 1/39 #TBA	9,196,752
6,000,000	FNMA 5.50% 1/39 #TBA	6,153,965
1,299,529	FNMA 5.00% 2/36 #745275	1,329,512
321,497	FNMA 5.00% 2/36 #888022	328,914
301,669	FNMA 5.00% 2/38 #257096	308,535
1,479,890	FNMA 5.00% 3/35 #889757	1,514,034
301,673	FNMA 5.00% 4/38 #974385	308,539
2,104,738	FNMA 5.00% 5/38 #981583	2,152,641

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	U.S. Government and Agency Securities (continued)	
	Federal Agency Obligations (continued)	
	Federal National Mortgage Association (continued)	
301,929	FNMA 5.00% 6/38 #934308	$ 308,801
2,117,618	FNMA 5.00% 6/38 #985407	2,165,815
11,903	FNMA 5.00% 7/38 #975639	12,174
300,848	FNMA 5.00% 8/37 #888645	307,695
907,832	FNMA 5.00% 8/38 #929817	928,494
672,268	FNMA 5.50% 1/37 #256552	690,228
242,864	FNMA 5.50% 11/36 #745959	249,352
92,891	FNMA 6.00% 5/35 #821192	95,972
129,021	FNMA 6.00% 9/37 #952504	133,058
40,565	FNMA 6.00% 10/35 #745000	41,873
79,126	FNMA 6.50% 1/37 #897910	82,379
113,950	FNMA 6.50% 3/37 #910393	118,563
85,645	FNMA 6.50% 5/36 #895817	89,113
87,326	FNMA 6.50% 7/37 #939680	90,862
152,904	FNMA 6.50% 8/36 #745744	159,095
94,200	FNMA 6.50% 8/36 #892604	98,014
120,835	FNMA 6.50% 8/37 #948231	125,727
98,855	FNMA 6.50% 8/37 #948641	102,858
88,764	FNMA 6.50% 8/37 #948731	92,358
138,638	FNMA 6.50% 8/37 #959422	144,251
165,979	FNMA 6.50% 9/36 #897131	172,700
65,558	FNMA 6.50% 9/36 #900136	68,213
78,041	FNMA 6.50% 9/37 #952515	81,201
58,827	FNMA 6.50% 9/37 #952838	61,209
300,000	FNMA 15YR 5.50% 1/24 #TBA	309,031
790,666	FNMA ARM 5.51 2/37 913990	805,703
	Total Federal National Mortgage Association	**29,012,122**

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Government National Mortgage Association	
380,891	GNMA 5.00% 6/34 #605461	$ 392,179
4,500,000	GNMA 5.00% 1/39 #TBA	4,618,063
768,400	GNMA 5.00% 6/34 #616475	791,171
	Total Government National Mortgage Association	**5,801,413**
	Total Federal Agency Obligations	**34,813,535**
	Federal Home Loan Bank	
820,000	FHLB 5.5% 7/15/36	1,050,855
	Total Federal Home Loan Bank	**1,050,855**
	Federal Home Loan Mortgage Corporation	
200,000	FHLG 5.50% 1/39 #TBA	204,773
27,164	FHLG 5.50% 7/37 #G03092	27,829
185,708	FHLG 5.50% 11/35 #A39302	190,336
2,805,541	FHLG 5.50% 12/36 #G02427	2,874,136
238,719	FHLM ARM 4.433 7/3 1B3925	241,174
918,207	FHLM ARM 5.65 9/37 1G3704	935,356
136,023	FHLM ARM 5.84 2/37 1N1447	138,952
351,715	FHLM ARM 5.95 5/37 1N1582	359,586
286,344	FHLM ARM 6.03 5/37 1N1463	293,046
699,307	FHLM ARM 6.12 9/37 1G2201	719,270
	Total Federal Home Loan Mortgage Corporation	**5,984,458**
	Total U.S. Government and Agency Securities	**44,798,485**
	Bonds, Notes and Debentures	
	Foreign Governmental Obligations	
513,000	KAUPTHING BK 7.625 2/28/1	30,780
357,000	MEXICO GVT GLB 6.75 9/27/	376,635
600,740	RUSSIAN FD STP CPN 3/31/3	528,651
	Total Foreign Government Obligations	**936,066**

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Bonds, Notes and Debentures (continued)	
	Domestic Obligations	
55,000	AES CORP 7.75% 10/15/15	$ 44,000
46,000	AES CORP 7.75% 3/01/14	38,180
300,000	AES CORP 8% 10/15/17	243,000
312,000	AES CORP 8% 6/1/20 144A	241,800
100,000	AGFC CAP TR I 6/VAR 144A	23,885
100,000	AIG 6.25% 87-37 HYBRD	37,377
146,000	AIG INTL 8.25 8/15/1 144A	106,860
173,000	ALCOA INC 6% 7/15/13	156,424
250,000	ALTRIA GROUP 9.7 11/10/18	270,208
36,000	AMERADA HES CO 7.875 10/0	34,559
158,000	AMERADA HESS CO 7.3 8/15/	143,757
91,000	AMERICA MOVIL 5.625 11/15	80,902
21,000	AMERICAN EXP MTN 5.875 5/	20,159
33,000	AMERICAN INTL 5.85 1/16/1	22,119
127,000	AMEX 6.8% 9/01/66	65,742
200,000	ANADARKO FIN CO 7.5 5/01/	176,855
149,000	APACHE CORP 6% 9/15/13	154,524
103,000	AT&T INC 5.5% 2/01/18	104,094
149,000	BAC 8 PERP PREF 10/30/204	107,174
6,000	BAC CAP XIV 5.63/VR PERP	2,404
203,000	BAKER HUGHES IN 7.5 11/15	225,058
12,000	BANKAMER 8.125%/VAR PERP	8,976
143,000	BEAR 7.25% 2/01/18	156,707
9,000	BELLSOUTH 4.75 11/15/12	8,830
15,000	BOYD GAMING 6.75 4/15/14	9,450
42,000	BOYD GAMING 7.125 2/01/16	24,780
240,000	BP CAP MARKETS 5.25 11/07	250,545
270,000	C 6.5 08/13 SNR DT	272,453
215,000	CATERPILR FIN SERV 6.2 9/	221,647
39,000	CHESAPEAKE ENER 6.25 1/15	28,860
30,000	CHESAPEAKE ENERGY 7.25 12	23,100
297,000	CITIGROUP 5% 9/15/14	261,236
246,000	CITIGROUP 6.875% 3/05/38	272,273
11,000	CITIZCOM 7.125% 3/15/19	7,370

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Bonds, Notes and Debentures (continued)	
	Domestic Obligations (continued)	
29,000	CITIZENS COMM 7.875 1/15/	$ 16,530
155,000	CLEAR CHANNEL 5.5 9/15/14	18,600
18,000	CLEAR CHANNEL 6.25 3/15/1	5,400
85,000	COMCAST CABLE 8.875 5/01/	90,768
303,000	COMCAST CORP 6.5% 1/15/15	297,828
12,000	COMCAST CORP 6.5% 1/15/17	11,853
27,000	COMCAST GLB 5.875 2/15/18	25,585
58,000	COMMUNITY HLTH 8.875 7/15	53,360
53,000	COMPLETE PRODTN 8 12/15/1	33,390
108,000	CONOCO 6.95% 4/15/29	116,219
61,000	COUNTRYWIDE FRN 3ML+14 1/	61,000
80,000	CREDIT SUISSE 5.86/VAR PE	37,339
29,000	CSC HLDGS 7.625 4/01/11	27,333
193,813	CVS CAREMARK 6.943 1 144C	121,864
121,000	DAIMBZNA 5.875% 3/15/11	105,512
50,000	DAVITA INC 6.625% 3/15/13	46,000
88,000	DEUTSCHE TK GLBL 5.75 3/2	84,237
315,000	DIAGEO CPTL PLC 7.375 1/1	339,819
221,000	DOMINION RES DE 5.7 9/17/	218,830
40,000	DOMINION RESOUR 8.875 1/1	43,136
14,000	DRS TECH 6.625 2/01/16	14,000
73,000	DUKE ENERGY 5.625 11/30/1	74,344
80,000	DYNEGY HLDGS 7.75 6/01/19	52,800
3,000	ECHOSTAR DBS 7 10/01/13	2,603
30,000	ECHOSTAR DBS 7.125 2/01/1	25,500
15,000	ECHOSTAR DBS 7.75 5/31/15	13,050
45,000	EDISON MISSION 7% 5/15/17	39,150
61,000	EDISON MISSION 7.2 5/15/1	49,715
24,000	EDISON MISSION 7.625 5/27	18,480
267,000	EL PASO CORP 7% 6/15/17	208,956
54,000	EL PASO ENERGY MTN 7.8 8/	35,168
39,000	EL PASO ENGY MTN 7.75 1/1	25,316
200,000	EL PASO NAT GAS 8.375 6/1	172,578
9,000	ELEC DATA GLBL 7.125 10/1	9,150

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Bonds, Notes and Debentures (continued)	
	Domestic Obligations (continued)	
230,000	EVRAZ GRP 8.875 4/24 144A	$ 116,150
147,000	EXELON CORP 5.625 6/15/35	92,796
394,000	FARMER MAC 7-1 5.125 144A	449,439
127,000	FIRSTENERGY 6.45 11/15/11	120,048
249,000	FIRSTENERGY GL 7.375 11/1	235,558
88,000	FMC FINANCE III 6.875 7/1	73,920
349,000	FORD MOTOR 7.45% 7/16/31	97,720
264,000	FORD MOTOR CRD LLC 12 5/1	184,800
1,525,000	FORD MTR CR GLB 5.8 1/12/	1,520,680
121,000	FORD MTR GLB 7.375 10/28/	104,060
76,000	FREEPORT MCMOR 8.375 4/01	61,180
315,000	GE CAP CORP 11/15/67	197,999
29,000	GENERALE DS GEO 7.75 5/17	17,110
41,000	GEOPHYSIQUE CIE 7.5 5/15/	26,240
12,000	GEORGIA GULF 9.5 10/15/14	3,720
179,000	GLITNIR 3ML+273.25 6 144A	27
121,000	GLITNIR BK MTN 6.33 144A	5,748
728,000	GM 8.25% 7/15/23	120,120
9,000	GM GLBL 8.375 7/15/33 DT	1,575
182,000	GMAC 8% 11/01/31 GLOBAL	106,488
234,000	GMAC GLOBAL 5.85 1/14/09	232,830
670,000	GMAC LLC 6.625% 5/15/12	522,600
109,000	GOLDMAN SACHS 4.5 6/15/10	107,407
42,000	GOLDMAN SACHS GR 5.45 11/	40,064
9,000	GS 5.793% PERP-12	3,460
161,000	HALYK SAV BK 9.25 10 144A	120,750
120,000	HCA INC 5.75% 3/15/14	70,800
76,000	HCA INC 6.25% 2/15/13	47,500
4,000	HCA INC 6.5% 2/15/16	2,380
12,000	HCA INC 9.125% 11/15/14	11,040
94,000	HCA INC 9.25% 11/15/16	86,010
17,000	HCA PIK 10.375 11/15/16	12,605
11,000	HERTZ 10.5% 1/01/16	4,400
26,000	HERTZ 8.875% 1/01/14	14,820

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Bonds, Notes and Debentures (continued)	
	Domestic Obligations (continued)	
23,000	HOST MARRIOTT GLBL 6.75 6	$ 16,790
150,000	ICICI BANK 6.375/VAR 4/22	78,767
68,000	IDEARC INC 8% 11/15/16	5,100
100,000	ILFC ECAP TR II 6.25 12/2	41,761
9,000	INN OF MOUNT 12% 11/15/10	2,970
419,000	JP MORGAN CHASE 5.125 9/1	406,044
140,000	JP MORGAN CHASE 6.125 6/2	137,777
218,000	JPMORGAN CHASE 5.15 10/01	205,848
20,000	JPMORGAN FDIC 2.125 6/22/	20,083
100,000	KAUPTHING MTN 7.125 144A	750
234,000	KAZMUNAIGAZ FIN8.375 144A	184,860
576,000	KERR-MCGEE 7.875 9/15/31	530,235
140,000	KERR-MCGEE GLBL 6.95 7/1/	122,759
100,000	KINDER MORGAN 6.75 3/15/1	97,264
27,000	KINDER MORGAN EN 5.85 9/1	24,727
30,000	KINDER MORGAN EN 6.3 2/1/	29,971
173,000	KINDER MORGAN EN 6.95 1/1	139,913
146,000	KINDER MORGAN ENER 6 2/1/	126,754
158,000	KPN NV GLBL 8.375 10/01/3	178,460
36,000	LAMAR MEDIA 6.625 8/15/15	26,010
279,000	LANDSBANKI IS MTN 6.1 8/2	4,883
161,000	LEH 5.857% PERP-12	16
79,000	LEHMAN BR MTN 5.25 2/6/12	7,505
100,000	LEHMAN BROS 3ML+78 8/19/6	10
170,000	LEHMAN BROS HLD 6.75 12/2	17
36,000	LEVEL 3 FIN 9.25% 11/1/14	18,360
15,000	LIBERTY MEDIA 5.7 5/15/13	9,834
349,000	METLIFE GLB 6.4 12/15/36	209,400
15,000	MGM MIRAGE 6.625 7/15/15	9,394
70,000	MGM MIRAGE 7.625 1/15/17	43,750
100,000	MORGAN STLY FRN 5.82 10/1	68,805
221,000	MORGAN STLY MTN 5.625 1/0	209,576
100,000	MUFG CAP FIN 6.346/VR PER	65,000
9,000	NEWS AMER INC 6.65% 11/37	8,908

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Bonds, Notes and Debentures (continued)	
	Domestic Obligations (continued)	
18,000	NEWS AMERICA 6.2 12/15/34	$ 16,426
409,000	NEXTEL COMM 6.875 SER E 1	173,825
50,000	NRG ENERGY 7.25 2/01/14	45,250
5,000	NRG ENERGY 7.375 1/15/17	4,000
20,000	NRG ENERGY 7.375 2/1/16	18,000
258,000	OCCIDENTAL PETE 7 11/01/1	280,207
36,000	OPTI CDA 8.25 12/15/14	19,440
49,000	OPTI CDA INC 7.875% 12/14	25,725
45,000	PACIFIC GAS&ELEC 5.8 3/1/	46,674
17,000	PEABODY ENERGY 6.875 3/15	16,108
41,000	PEMEX PRO FDG 6.625 6/15/	34,707
152,000	PEPSICO INC 7.9% 11/01/18	186,298
170,000	PETROBRAS INTL 6.125 10/0	165,750
106,000	PG&E 6.05% 3/01/34	112,578
45,000	PG&E 8.25% 10/15/18	54,066
32,000	QWEST COMM 7.5% 2/15/14	21,280
15,000	QWESTCOM 3ML+350 2/15/09	14,925
100,000	RBS 6.99% PERP-17 T1	46,754
100,000	RBS 7.64% PERP-17 PREF	39,828
158,000	REALOGY 12.375 4/15/15	21,330
11,000	RESIDENTIAL CP 8.5 5/15/1	6,270
354,000	RESIDENTIAL CP 9.625 144A	123,900
130,000	RESONA PFD7.191/VR P 144A	61,891
67,000	REYNOLDS AMERN 6.75 6/15/	53,184
9,000	RH DONNELLEY 8.875 10/15/	1,418
203,000	RIO TINTO FIN 6.5 7/15/18	148,834
27,000	RIVER ROCK 9.75% 11/01/11	22,410
27,000	ROGERS CABLE 6.75 3/15/15	26,293
200,000	SANTANDER 5.805/VAR 6/20/	152,000
121,000	SBC COMM GLBL 5.1 9/15/14	118,941
18,000	SERVICE CO INT 7.625 10/0	13,320
36,000	SERVICE CO INTL 7.5 4/1/2	23,220
152,000	SHINSEI 6.418/VAR PE 144A	31,791
6,000	SLM CORP MTN 5 4/15/15	3,806

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Bonds, Notes and Debentures (continued)	
	Domestic Obligations (continued)	
190,000	SLM CORP MTN 5% 10/01/13	$ 135,949
36,000	SLM MTN 5.05 11/14/14	23,958
326,000	SLM MTN 5.375 5/15/14	$220,009
29,000	SLM MTN 5.625 8/01/33 A	17,593
27,000	SOUTHRN NAT GAS 5.9 4/1/1	21,396
9,000	SOUTHRN NAT GAS 8 3/01/32	7,499
149,000	SPRINT CAP 8.375 3/15/12	119,200
27,000	STATION CASINOS 6 4/01/12	5,400
36,000	STATION CASINOS 7.75 8/16	6,930
44,000	STEEL DYN INC 6.75% 4/15	29,480
14,000	STEEL DYNAMICS 7.375 11/1	10,780
20,000	SUBURBAN PROP 6.875 12/15	16,400
18,000	SUN MEDIA 7.625 2/15/13	14,490
62,000	SUNGARD DATA 10.25 8/15/1	38,673
76,000	SUNTRUST VIII 6.1/VAR 12/	53,505
12,000	TEEKAY SHIPPNG 8.875 7/15	10,200
140,000	TELECOM ITALI 5.25 10/01/	106,575
106,000	TELECOM ITALI 6.999 6/4/1	85,993
49,000	TENET HEALTH 9.25 2/01/15	39,323
21,000	TENN GAS PIPELI 7.625 4/0	16,669
18,000	TEREX CORP 7.375% 1/15/14	15,660
100,000	TNK BP FI MTN 6.625 144A	48,000
100,000	TNK BP FINANCE 7.875 144A	49,952
127,000	TNK-BP FIN MTN 7.5 7 144A	66,040
234,000	TRAVELERS COS 6.25/VAR 3/	153,279
227,000	TURANALEM FIN 8.25 1 144A	97,610
167,000	TURANALEM FIN 8.25 1/22/3	74,200
133,000	TXU CORP 5.55% 11/15/14	59,850
14,000	TXU CORP 6.5% 11/15/24	4,953
168,000	TXU CORP 6.55% 11/15/34	56,715
24,000	TXU ENRGY PIK 12.00 144A	11,512
431,000	TYCO INTL GRP 6% 11/15/13	404,414
890,000	USTPRIN 11/15/24	579,639
311,000	VALE OVERSEAS 6.875 11/21	282,295

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Bonds, Notes and Debentures (continued)	
	Domestic Obligations (continued)	
118,000	VEDANTA RES 8.75 1/1 144A	$ 73,302
36,000	VENTAS REALTY GLBL 9 5/01	32,040
6,000	VERIZON COM 5.5 2/15/18	5,771
88,000	VERIZON GLBL 7.375 9/01/1	92,062
164,000	VERIZON NEW YOR 6.875 4/0	163,172
443,000	WACHOVIA 5.25% 8/14 LT2	412,661
212,000	WASTE MANAGMENT 6.375 11/	197,696
118,000	WB 5.8% 49-11 T1	69,620
12,000	WELLPOINT GLB5.875 6/15/1	10,922
294,000	WELLS FARGO 9.75/3ML+583	296,940
100,000	WELLS FARGO CAP 5.95 12/1	85,705
16,000	WESTLAKE CHEM 6.625 1/15/	9,280
182,000	WEYERHSR GLBL 6.75 3/15/1	162,917
100,000	WILLIAMS COS 7.75 6/15/31	68,500
94,000	WILLIAMS COS 7.875 9/01/2	74,260
12,000	WILLIAMS COS 8.75 3/15/32	8,640
279,000	WILLIAMS COS GLB 7.5 1/15	186,930
50,000	WINDSTREAM 8.625% 8/01/16	43,500
146,000	WYETH 5.95% 4/01/37	162,102
12,000	XEROX CORP 6.75% 2/01/17	8,708
227,000	XTO ENERGY 6.5 12/15/18	219,741
36,000	XTO ENERGY 7.5 4/15/12	35,581
	Total Domestic Obligations	**21,619,706**
	Mortgage Related Securities	
62,463	ACE 05-SD2 A1 1ML+40 8/40	61,183
326,292	ACE 06-SL3 A1 1ML+10 6/36	57,933
402,507	AHM 05-4 1A1 1ML+29 3/35	192,763
637,000	BACM 05-5 A4 5.115 10/45	519,161
701,000	BACM 05-6 A4 5.182 9/47	574,528
20,000	BACM 2007-5 A3 5.62 2/51	12,859
209,885	BAYV 04-C A1 1ML+42 5/44	141,489
478,401	BSARM 04-10 12A3 CSTR 1/3	268,377
341,241	BALTA 04-9 3A1 CSTR 9/34	190,114

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Bonds, Notes and Debentures (continued)	
	Mortgage Related Securities (continued)	
259,063	BALTA 05-2 2A4 CSTR 4/35	$ 143,091
289,801	BSABS 05-SD4 2A1 1ML+40 2	223,164
337,035	BSABS 05-CL1 A1 1ML+50 9/	223,113
109,442	BSABS 2005-AQ2 A2 1ML+27	107,238
758,000	BSABS 05-AQ2 A3 1ML+36 9/	629,280
1,143,588	BSSP 2007-R11 A1A 1ML+60	1,112,119
770,436	CWALT 05-36 2A1A 1ML+31 8	341,962
417,905	CWALT 05-36 3A1 CSTR 8/35	253,095
270,338	CWALT 05-J12 2A1 1ML+27 8	130,377
140,960	CWALT 05-61 1A1 1ML+26 12	60,103
509,521	CWALT 06-OA6 1A1A 1ML+21	179,241
228,704	CWHEL 06-B 2A 1ML+17 5/36	90,661
91,115	CWHL 04-23 A CSTR 11/34	44,393
62,100	CWALT 06-OA1 2A1 1ML+21 3	25,554
291,575	CWHL 06-HYB3 2A1A CSTR 6/	154,344
200,907	CMLTI 05-HE2 A 1ML+40 5/3	165,984
681,225	CWHEL 07-GW A FSA 1ML+55	417,892
85,079	DELTA AIR 6.821% 8/22	54,025
205,354	DMSI 2004-4 7AR2 1ML+45 6	157,977
55,125	FHAMS 2006-FA8 1A8 0 2/37	16,498
570,000	GECMC 07-C1 A4 CSTR 12/49	424,848
590,154	GMACM 05-AR6 2A1 CSTR 11/	396,970
675,912	GMACM 04VF1 A1 MBIA1ML+75	535,652
170,246	GSR 05-AR5 2A3 CSTR 10/35	87,915
401,557	GSMPS 05-RP1 1AF 1ML+35 1	319,200
216,508	HVMLT 05-15 2A11 1ML+27 1	98,655
303,067	HVMLT 06-13 A 1ML+18 11/1	120,501
368,835	IMSA 05-2 A1 1ML+32 3/36	171,116
726,938	INDX 05-AR14 2A1A 1ML+30	334,061
115,887	INDX 06-AR6 2A1A 1ML+20 6	50,622
394,189	INDA 07-AR7 1A1 CSTR 11/2	257,349
253,000	JPMCC 07-LDPX A3 5.412 5/	178,863
663,395	LXS 06-14N 1A1B 1ML+21 9/	175,721
573,000	MLCFC 2007-6 A4 CSTR 3/51	404,056

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Bonds, Notes and Debentures (continued)	
	Mortgage Related Securities (continued)	
482,354	MARP 05-2 1A1F 1ML+35 5/3	$ 321,105
248,287	MARM 05-1 7A1 CSTR 2/35	128,728
348,055	MARM 06-2 3A1 CSTR 1/36	277,622
185,513	MLCC 03-F A1 1ML+32 10/28	136,182
250,000	MERNA 07-1-B 3ML+175 6/30	225,725
244,566	MLMI 04-A3 4A3 CSTR 5/34	177,442
285,000	MLMT 06-C1 A4 CSTR 5/39	232,103
651,065	MLMI 07-SD1 A1 1ML+45 2/4	474,235
15,657	MSM 05-3AR 3A CSTR 7/35	7,942
158,000	NSLT 2008-4 A4 1ML+148 4/	122,598
183,974	PRIME 05-2 2A1 7.596 10/3	127,920
286,382	RBSGC 2007-B 1A4 1ML+45 1	144,950
498,036	RALI 05-QA13 2A1 CSTR 12/	267,095
274,124	SACO 05-WM3 A3 1ML+35 9/3	89,042
254,677	SARM 05-18 5A1 CSTR 9/35	129,743
508,427	SAMI 06-AR6 1A1 1ML+18 12	202,800
730,756	SASC 2007-TC1 A 1ML+30 4/	476,521
1,034,969	TMST 06-1 A3 CSTR 1/36	1,031,022
545,765	WAMU 05-AR7 A4 CSTR 8/35	320,138
75,474	WAMU 05-AR8 1A1A 1ML+27 7	30,172
191,094	WAMU 04-AR8 A1 1ML+42 6/4	109,385
225,393	WAMU 05-AR9 A1A 1ML+32 7/	92,398
439,243	WAMU 05-AR15 A1A1 1ML+26	215,490
361,704	WAMU 05-AR15 A1A2 1ML+28	177,654
191,234	WAMU 05-AR17 A1A2 1ML+29	88,590
325,353	WAMU 07-HY4 4A1 CSTR 9/25	197,240
446,000	WMMNT 06-A3A A3 1ML+3 09/	356,800
301,981	ZUNI 06-OA1 A1 1ML+13 8/3	286,260
	Total Mortgage Related Securities	**16,550,949**
	Other Agency Obligations	
203,000	TVA 5.98% 4/1/36	263,494
	Total Other Agency Obligations	**263,494**
	Total Bonds, Notes and Debentures	**39,370,215**

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

Shares or Unites	Description of Investment	Current Value
	Cash, Cash Equivalents, Temporary and Other Investments	
	Cash	$ (45,883)
18,066,693	Fidelity Institutional Money Market Portfolio	18,066,693
18,871,470	State Street Bank Government Short Term Investment Fund*	18,871,470
	Total Cash, Cash Equivalents, Temporary and Other Investments	**36,892,280**
	Loans to participants (interest rates from 4.25% to 10.50%, maturing through 2028)*	**50,423,204**
	Total Investments	**$ 939,861,558**

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TWC SAVINGS PLAN

Date: June 25, 2009

By: ______________________
Name: Tomas Mathews
Member of the Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	63

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-53574, 333-102787, 333-116118, 333-132070 and 333-157448 on Form S-8 of Time Warner Inc. pertaining to the TWC Savings Plan (the "Plan") of our report dated June 23, 2009, with respect to the financial statements and supplemental schedules of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Charlotte, North Carolina
June 23, 2009

Ernst & Young LLP